FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For March 23, 2021
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

NATWEST GROUP PLC COMMENCES CASH TENDER OFFERS FOR CERTAIN OF ITS OUTSTANDING NOTES

NatWest Group plc (the "Offeror") has today launched tender offers to purchase for cash (each, an "Offer" and, together, the "Offers") any and all of certain series of its U.S. dollar denominated notes set out in the table below (the "Notes").

The Offers are being made on the terms and subject to the conditions set out in the offer to purchase dated March 23, 2021 (the "Offer to Purchase") and the related Notice of Guaranteed Delivery (together, the "Offer Documents"). Capitalized terms not otherwise defined in this announcement have the same meaning as in the Offer to Purchase.

Purpose of the Offers

The Offeror is providing the holders of the Notes with an opportunity to have their Notes repurchased while maintaining a responsible approach to the management of the Offeror's capital position. The Offeror will continue to meet all of its capital requirements irrespective of the outcome of the Offers.

Terms of the Offers

The Offeror is offering to purchase for cash, on the terms and conditions described in the Offer to Purchase any and all of the outstanding Notes set out in the table below.
Title of Security __________________	Issuer _________________	ISIN/CUSIP ____________________	Principal Amount Issued _____________________	Principal Amount Outstanding(1) ________________________	Fixed Spread (bps) _________	Reference U.S. Treasury Security _________________	First Call Date ____________	Maturity ____________	Bloomberg Reference Page ________________	Purchase Price(2) _________________
6.425% Non-Cumulative Trust Preferred Securities ("Trust Securities")	RBS Capital Trust II	US74927PAA75 74927PAA7	$650,000,000	$137,685,000	+55	1.125% U.S. Treasury Security due February 15, 2031	January 3, 2034	N/A	FIT1	To be determined as described herein
7.648% Dollar Perpetual Regulatory tier One Securities, Series 1 ("PROs")	The Royal Bank of Scotland Group plc(3)	US780097AH44 780097AH4	$1,200,000,000	$130,205,000	+85	1.125% U.S. Treasury Security due February 15, 2031	September 30, 2031	N/A	FIT1	To be determined as described herein
6.125% Subordinated Tier 2 Notes due 2022 ("2022 Notes")	The Royal Bank of Scotland Group plc (3)	US780099CE50 780099CE5	$2,250,000,000	$1,615,576,000	+65	0.125% U.S. Treasury Security due February 28, 2023	N/A	December 15, 2022	FIT1	To be determined as described herein
6.100% Subordinated Tier 2 Notes due 2023 ("2023 Notes I")	The Royal Bank of Scotland Group plc(3)	US780097AY76 780097AY7	$1,000,000,000	$544,194,000	+80	0.125% U.S. Treasury Security due February 28, 2023	N/A	June 10, 2023	FIT1	To be determined as described herein
6.000% Subordinated 'Tier 2 Notes due 2023 ("2023 Notes II")	The Royal Bank of Scotland Group plc(3)	US780097AZ42 780097AZ4	$2,000,000,000	$2,000,000,000	+90	0.125% U.S. Treasury Security due February 28, 2023	N/A	December 19, 2023	FIT1	To be determined as described herein
5.125% Subordinated Tier 2 Notes due 2024 ("2024 Notes")	The Royal Bank of Scotland Group plc(3)	US780099CH81 780099CH8	$2,250,000,000	$2,250,000,000	+95	0.250% U.S. Treasury Security due March 15, 2024	N/A	May 28, 2024	FIT1	To be determined as described herein

(1)    Excluding $512,315,000 principal amount of 6.425% Non-Cumulative Trust Preferred Securities, which are held by the Offeror as of the date of this Offer to Purchase and are deemed not to be outstanding.
(2)    Per $1,000 principal amount of the Notes (as defined herein) validly tendered and accepted for purchase.
(3)    Currently NatWest Group plc.

The Trust Securities, the PROs and Tier 2 Notes are collectively referred to as the "Notes" and each, a "Series".

The Offers will expire at 5:00 p.m., New York City time, on March 29, 2021, unless extended (such date and time, as the same may be extended, the "Expiration Deadline") or earlier terminated.

Purchase Price; Accrued Interest

Purchase Price

The Purchase Price for each $1,000 principal amount of the relevant Series validly tendered and not validly withdrawn at or prior to the Expiration Deadline received by the Tender Agent at or prior to the Expiration Time or the Guaranteed Delivery Date, as the case may be, and accepted for purchase by the Offeror will be equal to an amount (rounded to the nearest $0.01) that would reflect, as of the Settlement Date, a yield to the maturity date (in the case of Tier 2 Notes) or the First Call Date (in the case of the Trust Securities and PROs) of such Series of Notes equal to the sum of (i) the Reference Yield for such Series of Notes, plus (ii) the Fixed Spread set forth in the table above. Specifically, the Purchase Price will equal (i) the value of all remaining payments of principal and interest on the relevant Series of Notes up to and including the scheduled maturity (in the case of the Tier 2 Notes) or the First Call Date (in the case of the Trust Securities and PROs, assuming all outstanding Notes were redeemed at their nominal amount on such date) of the relevant Series, discounted to the Settlement Date (as defined in the Offer to Purchase), at a discount rate equal to (x) the relevant Reference Yield (as defined in the Offer to Purchase) plus (y) the relevant Fixed Spread, minus (ii) Accrued Interest (in the case of the Tier 2 Notes and PROs) or Accrued Distribution (in the case of the Trust Securities).

Accrued Interest

In addition to the Purchase Price, holders of the PROs and Tier 2 Notes accepted for purchase pursuant to the Offers will also receive accrued and unpaid interest on each $1,000 principal amount of such Notes (rounded to the nearest $0.01) from, and including, the last interest payment date up to, but not including, the Settlement Date (as defined below) (the "Accrued Interest"). Holders whose Notes are tendered and accepted for purchase pursuant to the Guaranteed Delivery Procedures will not receive payment in respect of any interest for the period from and including the Settlement Date to the Guaranteed Delivery Settlement Date. Accrued Interest for each $1,000 principal amount of such Notes validly tendered and accepted for purchase will be rounded to the nearest $0.01, with $0.005 being rounded upwards, in accordance with the conditions of such Notes.

Accrued Distribution

In addition to the Purchase Price, holders of the Trust Securities accepted for purchase pursuant to the Offers will also receive an amount equal to accrued and unpaid interest on each $1,000 principal amount of such Trust Securities (rounded to the nearest $0.01) from, and including, the last distribution payment date up to, but not including, the Settlement Date (the "Accrued Distribution"). Holders whose Trust Securities are tendered and accepted for purchase pursuant to the Guaranteed Delivery Procedures will not receive payment in respect of any distributions for the period from and including the Settlement Date to the Guaranteed Delivery Settlement Date. Accrued Distribution for each $1,000 principal amount of Trust Securities validly tendered and accepted for purchase will be rounded to the nearest $0.01, with $0.005 being rounded upwards.

Settlement

Unless the Offers are extended, reopened or earlier terminated, payment of the Purchase Price, plus any Accrued Interest or Accrued Distribution, as the case may be, to holders of Notes that are validly tendered and not withdrawn and accepted for purchase is expected to be made on March 31, 2021 (the "Settlement Date") or, in the case of Notes accepted for purchase pursuant to the Guaranteed Delivery Procedure, on April 1, 2021 (the "Guaranteed Delivery Settlement Date").

Offer Conditions

The Offers are not conditional upon any minimum amount of Notes being tendered. However, the Offers are conditional upon the satisfaction or waiver of certain conditions described in the Offer to Purchase.

Withdrawal Rights

Notes tendered pursuant to an Offer may be withdrawn at any time before the Withdrawal Deadline. In addition, if the relevant Offer is extended, the Withdrawal Deadline will be extended to the earlier of (i) the Expiration Deadline (as extended) and (ii) the 10th Business Day after the commencement of the Offers. Notes tendered pursuant to an Offer may also be withdrawn at any time after the 60th Business Day after commencement of the Offers if, for any reason, that Offer has not been consummated within 60 Business Days of commencement.

The relevant deadline set by the relevant Clearing System or any intermediary for the submission of Tender Instructions may be earlier than the deadlines set out herein.

Indicative Timetable

The following table sets out the expected dates and times of the key events relating to the Offers. This is an indicative timetable and is subject to change.

Events ________________________________________________________________________________________________________	Dates and Times ________________________________________________________________________________________________
Commencement Date
Commencement of the Offers upon the terms and subject to the conditions set forth in the Offer to Purchase.	March 23, 2021
Price Determination Time
The time at which the Reference Yield for each Series of Notes will be determined by the Dealer Managers.	2:00 p.m., New York City time, on March 29, 2021, unless otherwise extended
Withdrawal Deadline
The deadline for holders to validly withdraw Notes tendered before this date and time, unless otherwise extended as described herein.	5:00 p.m., New York City time, on March 29, 2021, unless otherwise extended
Expiration Deadline
The deadline for holders to tender Notes pursuant to the Offers in order to qualify for payment of the Purchase Price plus any Accrued Interest and/or Accrued Distribution, as applicable.	5:00 p.m., New York City time, on March 29, 2021, unless otherwise extended
Guaranteed Delivery Date The deadline for holders using the guaranteed delivery procedures described in the Offer to Purchase to deliver their Notes.	Close of business on the second Business Day following the Expiration Deadline
Settlement Date
Payment of the Purchase Price, plus any Accrued Interest or Accrued Distribution, as applicable, for all Notes validly tendered and not validly withdrawn and accepted for purchase pursuant to the Offers (other than the Notes tendered pursuant to the Guaranteed Delivery Procedures).

Expected on March 31, 2021, the second Business Day following the Expiration Deadline
Guaranteed Delivery Settlement Date
Payment of the Purchase Price plus any Accrued Interest or Accrued Distribution, as applicable, for all Notes validly tendered and not validly withdrawn and accepted for purchase pursuant to the Guaranteed Delivery Procedures.

Expected on April 1, 2021, the third Business Day following the Expiration Deadline

The times and dates above are subject, where applicable, to the right of the Offeror to extend, re-open, amend, limit, terminate or withdraw the Offers, subject to applicable law. Accordingly, the actual timetable may differ significantly from the expected timetable set out above.

Holders should confirm with the bank, securities broker or any other intermediary through which they hold their Notes whether such intermediary needs to receive instructions from a holder before the deadlines specified above in order for that holder to be able to participate in, or withdraw their instruction to participate in, the Offers.

FURTHER INFORMATION

Copies of the Offer Documents are available at the following web address: www.lucid-is.com/natwest

Requests for additional copies of the Offer Documents and information in relation to the procedures for tendering should be directed to:

Tender Agent

Lucid Issuer Services Limited                                  Email: natwest@lucid-is.com

David Shilson                                                           Telephone: +44 20 7704 0880

NatWest Treasury Markets

Scott Forrest                                                             Email: Scott.Forrest@natwest.com

Head of Treasury DCM                                            Telephone: +44 7747 455969

Investor Relations

Paul Pybus                                                               Email: paul.pybus@natwest.com

Head of Debt Investor Relations                             Telephone: +44 776 916 1183

250 Bishopsgate

London EC2M 4AA

Global Arranger and Lead Dealer Manager

NatWest Markets                                                     Telephone: +44 20 7678 5222 (UK)

                                                                                 Telephone: +1 203 897 6166 (U.S.)

                                                                                 Telephone: +1 866 884 2071 (U.S. Toll Free)

                                                                                 Email: liabilitymanagement@natwestmarkets.com

                                                                                 Attn: Liability Management

Dealer Managers

Citigroup                                                                   Telephone: +44 20 7986 8969

                                                                                 Telephone: +1 212 723 6106 (U.S.)

                                                                                 Telephone: +1 800 558 3745 (U.S. Toll Free)

                                                                                 Email: liabilitymanagement.europe@citi.com

                                                                                 Attn: Liability Management Group

Merrill Lynch International                                       Telephone: +44 20 7996 5420 (London)

                                                                                 Telephone: +1 888 292 0070 (U.S. Toll Free)

                                                                                 Telephone: +1 980 387 3907 (U.S.)

                                                                                 Email: DG.LM-EMEA@bofa.com

                                                                                 Attn: Liability Management Group

Morgan Stanley                                                       Telephone: +44 20 7677 5040 (Europe)

                                                                                 Telephone: +1 800 624 1808 (U.S. Toll Free)

                                                                                 Telephone: +1 212 761 1057 (U.S.)

                                                                                 Email: liabilitymanagement@morganstanley.com

                                                                                 Attn: Liability Management (in the U.S.)

                                                                                 Attn: Liability Management Group (in Europe)

UBS Investment Bank                                             Telephone: +44 20 7568 1121 (Europe)

                                                                                 Telephone: +1 888 719 4210 (U.S. Toll Free)

                                                                                 Telephone: +1 203 719 4210 (U.S.)

                                                                                 Email: ol-liabilitymanagement-eu@ubs.com

                                                                                 Attn: Liability Management Group

DISCLAIMER

This announcement and the Offer to Purchase (including the documents incorporated by reference therein) contain  important information which should be read carefully before any decision is made with respect to the Offer. If you  are in any doubt as to the contents of this announcement or the Offer to Purchase or the action you should take,   you are recommended to seek your own financial and legal advice, including as to any tax consequences, immediately from your stockbroker, bank manager, solicitor, accountant or other independent financial or legal   adviser. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust  company or other nominee or intermediary must contact such entity if it wishes to participate in the Offer. None of   the Offeror, the Dealer Managers, the Tender Agent or the trustee with respect to the Notes (or any of their respective directors, employees or affiliates) make any recommendation as to whether holders should tender Notes pursuant to the Offer.

OFFER RESTRICTIONS

European Economic Area ("EEA")

The communication of this announcement, the Offer to Purchase and any other documents or materials relating to the Offers does not constitute an offer of securities to the public for the purposes of Regulation (EU) 2017/1129 (as amended, the "Prospectus Regulation") and accordingly the requirement to produce a prospectus under the Prospectus Regulation does not apply to the Offers.

United Kingdom

The communication of this announcement, the Offer to Purchase and any other documents or materials relating to the Offers are not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the Financial Services and Markets Act 2000 (the "FSMA"). Accordingly, this announcement, the Offer to Purchase and such other documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of the Offer to Purchase and such other documents and/or materials is exempt from the restriction on financial promotions under section 21 of the FSMA on the basis that they are only being distributed to and are only directed at persons to whom they can lawfully be circulated outside the United Kingdom or to: (i) persons in the United Kingdom having professional experience in matters relating to investments falling within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended, the "Order")); (ii) persons falling within Article 43 of the Order; or (iii) any other persons to whom the Offer to Purchase and such other documents and/or materials may otherwise lawfully be communicated under the Order (all such persons together being referred to as "relevant persons"). This announcement and the Offer to Purchase and such documents and/or materials are directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this announcement and the Offer to Purchase relate is available only to relevant persons and will be engaged in only with relevant persons.

The communication of this announcement, the Offer to Purchase and any other documents or materials relating to the Offers does not constitute an offer of securities to the public for the purposes of s of Regulation (EU) 2017/1129 (as amended) as it forms part of United Kingdom domestic law by virtue of the European Union (Withdrawal) Act 2018 (EUWA) (the "UK Prospectus Regulation") and accordingly the requirement to produce a prospectus under the UK Prospectus Regulation does not apply to the Offers.

Belgium

Neither this announcement, the Offer to Purchase nor any other documents or materials relating to the Offers have been submitted to or will be submitted for approval or recognition to the Financial Services and Markets Authority (Autorité des services et marchés financiers / Autoriteit voor financiële diensten en markten) and, accordingly, the Offers may not be made in Belgium by way of a public offering, as defined in Articles 3 and 6 of the Belgian Law of April 1, 2007 on public takeover bids as amended or replaced from time to time. Accordingly, the Offers may not be advertised and the Offers will not be extended, and neither this announcement, the Offer to Purchase nor any other documents or materials relating to the Offers (including any memorandum, information circular, brochure or any similar documents) have been or shall be distributed or made available, directly or indirectly, to any person in Belgium other than "qualified investors" in the sense of Article 2(e) of the Prospectus Regulation, acting on their own account. This announcement and the Offer to Purchase have been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Offers. Accordingly, the information contained in this announcement and the Offer to Purchase may not be used for any other purpose or disclosed to any other person in Belgium.

France

This announcement, the Offer to Purchase and any other documents or offering materials relating to the Offers may not be distributed in the Republic of France except to qualified investors (investisseurs qualifiés) as defined in Article 2(e) of the Prospectus Regulation. This announcement and the Offer to Purchase have not been and will not be submitted for clearance to the Autorité des marchés financiers.

Italy

None of the Offers, this announcement, the Offer to Purchase or any other documents or materials relating to the Offers has been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa ("CONSOB"), pursuant to applicable Italian laws and regulations.

The Offers are being carried out in the Republic of Italy ("Italy") as an exempted offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of February 24, 1998, as amended (the "Financial Services Act") and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of May 14, 1999, as amended (the "Issuers' Regulation"). The Offers are also being carried out in compliance with article 35-bis, paragraph 7 of the Issuers' Regulation.

Holders or beneficial owners of the Notes located in Italy can tender the Notes through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 20307 of February 15, 2018, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes and the Offers.

General

The Offers do not constitute an offer to buy or the solicitation of an offer to sell Notes (and offers to sell will not be accepted from the holders) in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities or other laws require the Offers to be made by a licensed broker or dealer or similar and any of the Dealer Managers or any of the Dealer Manager's respective affiliates is such a licensed broker or dealer in that jurisdiction, the Offers shall be deemed to be made by such Dealer Manager or affiliate, as the case may be, on behalf of the Offeror in such jurisdiction.

Each holder participating in the Offers will be deemed to give certain representations in respect of the jurisdictions referred to above and generally as set out in the Offer to Purchase. Any tender of Notes pursuant to the Offer to Purchase from a holder that is unable to make these representations will be rejected. Each of the Offeror, the Dealer Managers and Lucid Issuer Services Limited reserves the right, in its absolute discretion (and without prejudice to the relevant holder's responsibility for the representations made by it), to investigate in relation to any tender of Notes, whether any such representation given by a holder is correct and, if such investigation is undertaken and as a result the Offeror determines (for any reason) that such representation is not correct, such offer to sell will be rejected.

The Offeror and its affiliates expressly reserve the right at any time or from time to time following completion or termination of the Offers, to purchase or exchange or offer to purchase or exchange Notes or to issue an invitation to submit offers to sell Notes (including, without limitation, those tendered pursuant to the Offers but not accepted for purchase) through open market purchases, privately negotiated transactions, tender offers, exchange offers or otherwise, in each case on terms that may be more or less favorable than those contemplated by the Offers. In addition, the Offeror also reserves the right to issue new debt securities from time to time, including during the term of the Offers.

THIS ANNOUNCEMENT CONTAINS INFORMATION THAT QUALIFIED OR MAY HAVE QUALIFIED AS INSIDE INFORMATION FOR NATWEST GROUP PLC, FOR THE PURPOSES OF ARTICLE 7 OF THE MARKET ABUSE REGULATION (EU) 596/2014 (MAR) AS IT FORMS PART OF DOMESTIC LAW BY VIRTUE OF THE EUROPEAN UNION (WITHDRAWAL) ACT 2018. THIS ANNOUNCEMENT IS MADE BY ALEXANDER HOLCROFT, HEAD OF INVESTOR RELATIONS FOR NATWEST GROUP PLC.

Legal Entity Identifiers
NatWest Group plc	2138005O9XJIJN4JPN90

FORWARD-LOOKING STATEMENTS

From time to time, we may make statements, both written and oral, regarding our assumptions, projections, expectations, intentions or beliefs about future events.  These statements constitute "forward-looking statements".  We caution that these statements may and often do vary materially from actual results.  Accordingly, we cannot assure you that actual results will not differ materially from those expressed or implied by the forward-looking statements. You should read the sections entitled "Risk Factors" in the Offer to Purchase, in our Annual Report which is incorporated by reference herein and "Forward-Looking Statements" in our Annual Report, which is incorporated by reference in the Offer to Purchase.

Any forward-looking statements made herein or in the documents incorporated by reference herein speak only as of the date they are made. Except as required by the U.K. Financial Conduct Authority (the "FCA"), any applicable stock exchange or any applicable law, we expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained in the Offer to Purchase or the documents incorporated by reference herein to reflect any changes in expectations with regard thereto or any new information or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that we have made or may make in documents we have filed or may file with the SEC.

Date: 23 March 2021

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary